SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

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                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400


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     NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and NE
Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent, at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Paragraphs (a)-(b) of Item 4 is hereby amended and supplemented by the following:

     A copy of the Purchase Agreement relating to the sale of the Senior Notes has been filed as Exhibit (b)(1) to the Schedule 14D-1 and is incorporated herein by reference. Reference is made to the Purchase Agreement for the actual terms and conditions thereof.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding thereto the following exhibit:

         (b)(1) Purchase Agreement dated July 13, 1998 among Parent, Chase Securities Inc. and BancBoston Securities Inc.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July 14, 1998

                                           NE RESTAURANT COMPANY, INC.


                                           By: /s/ Paul V. Hoagland
                                              ---------------------------
                                              Paul V. Hoagland
                                              Executive Vice President


                                           NERC ACQUISITION CORP.


                                           By: /s/ Paul V. Hoagland
                                              ---------------------------
                                              Paul V. Hoagland
                                              Executive Vice President

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                                  EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION

   (b)(1) Purchase Agreement dated July 13, 1998 among Parent, Chase Securities Inc. and BancBoston Securities Inc.